Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: June 8, 2021

STRICTLY PRIVATE & CONFIDENTIAL — Compilation of FAQ from Wejo existing shareholders following Merger Announcement with Virtuoso Acquisition Corp.

Following the announcement on 28th May 2021 in connection with Wejo entering into a Business Combination Agreement with Virtuoso Acquisition Corp., please find a compilation of answers to frequently asked questions by various Wejo investors over the last week. Shareholders will understand that since the announcement, Wejo is operating under the strict guidelines imposed by the U. S. Securities and Exchange Commission ("SEC") with regard to its public disclosures; as such, in line with the advice from our legal advisors, the answers below are the extent of further information that we can provide at this time.

1)	How many shares in Virtuoso will I receive and what is the value of these shares?

We will communicate to all shareholders closer to completion the expected number of shares in Virtuoso that they will receive in exchange for their Wejo shares. As per the presentation on Wejo's website, the value of the existing shareholders ‘Seller Rollover’ is $681m, which based on the estimated fully diluted number of Wejo shares at the time of completion and the value of the announced transaction, implies an estimated $33 per Wejo share. Please note however, that this price per share is only an estimate at this stage and will change based on the final transaction details that will only be known at the closing.

2)	What is the process from now and when will the transaction complete?

Within the next 30 days, Wejo is expected to file a Form S-4 with the SEC, which will include a significant amount of information relating to the business combination with Virtuoso. Following a standard period of review by the SEC, Virtuoso and Wejo expect to receive clearance to hold the Virtuoso shareholder meeting to approve the transaction. At that point, Virtuoso will issue to its investors a proxy statement in respect of the special meeting to approve the transaction and offer its shareholders the opportunity to redeem their shares in Virtuoso or participate in the transaction and receive Wejo publicly listed shares. Wejo expects the transaction to be completed during the second half of 2021.

3)	Please explain the valuation.

The valuation was agreed by Virtuoso and Wejo and validated by the PIPE investors.

4)	Please explain what is in the estimated transaction expenses.

These are a mixture of both Virtuoso and Wejo's fees — including investment banking for both sides, along with attorneys, auditors and public company readiness costs.

5)	When will the shares pursuant to the Advance Subscription Agreement of 2019 be issued?

As we do not expect the transaction to be completed before 31st July 2021, the shares will be issued shortly after the long-stop date of 31st July 2021, at the prevailing share price.

6)	When will the shares pursuant to the Convertible Loan Agreement of 21 July 2020 be issued?

The convertible loan note will convert into equity shortly before completion of the transaction, including accrued interest up until the completion date, less any applicable withholding tax.

wejo Ltd. Part of the wejo Group

Registered office address: ABC Building, 21-23 Quay St, Manchester, M3 4AE

t. 0800 234 3065 ½e. info@wejo.com ½Company Number: 08813730

7)	How will the warrants, pursuant to the Warrants Agreement of 2016 be treated?

It is envisaged that the company will approach warrant holders to allow the costs of exercising these warrants to be netted off the number of Wejo Group Limited ("WGL") that warrantholders receive.

8)	When will shareholders have liquidity?

It is anticipated that lock-ups will only apply to General Motors and key members of senior management and the board of directors, along with the sponsors of Virtuoso. It is anticipated that lock-ups will not apply to remaining shareholders.

9)	How will I be taxed on the disposal of my WO) Limited ("Wejo") shares in exchange for new WGL shares?

Shareholders are advised to seek their own advice in relation to the tax consequences of the Proposed Transaction. Each individual's tax circumstances are unique to them. The following explanations are generally applicable, but may vary by individual.

A summary of the anticipated position for ordinary individual shareholders who are solely UK tax resident, are not employees or officers (or former employees or officers), who hold their shares as an investment and do not hold their shares through the Enterprise Investment Scheme follows. This is based on current UK tax law and HMRC practice, both of which may change.

It is anticipated that, for capital gains tax purposes, a transfer of the existing Wejo shares in exchange for new shares in WGL should not be treated as a disposal of Wejo shares. Accordingly, UK tax resident shareholders should obtain "rollover relief" in respect of the transfer of Wejo shares and the issue to them of new WGL shares so that the new WGL shares will be treated as the same asset as the Wejo shares for capital gains tax purposes, acquired at the same times as the Wejo shares were acquired. Although the position is not free from doubt, it is anticipated that this treatment should apply in respect of "earn out" shares issued at a later date as well as shares issued immediately.

The above position is subject to certain anti-avoidance provisions, in respect of which clearance will be sought from HMRC.

10)	I have acquired my shares under the Enterprise Investment Scheme ("EIS"). How will I be taxed?

Special provisions apply to shareholders who have acquired their existing Wejo shares under the EIS and any such EIS Shareholders should consult an appropriate independent professional adviser. A summary of the anticipated position for EIS shareholders who are solely UK tax resident follows. It does not address the position of any shareholders who have previously deferred all or part of a gain on the disposal of an asset on subscribing for eligible Wejo shares. This is based on current UK tax law and HMRC practice, both of which may change.

Provided that all of the conditions for claiming relief under the EIS have been met in full in respect of a shareholder's Wejo shares (and relief has not fallen to be withdrawn to any extent), the disposal of the Wejo shares should not give rise to any tax on chargeable gains. This treatment depends on the satisfaction of a number of eligibility criteria, including the length of time for which the existing Wejo shares have been continuously held at the time of the disposal being no less than 3 years.

wejo Ltd. Part of the wejo Group

Registered office address: ABC Building, 21-23 Quay St, Manchester, M3 4AE

t. 0800 234 3065 ½e. info@wejo.com ½Company Number: 08813730

Where the conditions for claiming EIS have not been met in full (including EIS investors who have not held their shares for the requisite 3 year period at the time of the disposal), it is anticipated that the disposal of shares would not qualify for the chargeable gains exemption (and instead the treatment described in O9 above should apply). In addition, where income tax relief has been claimed in respect of such shares, that income tax relief may, depending on the circumstances, be withdrawn in whole or part. Although there are "continuity" rules which can apply where certain conditions are met on a share for share exchange, it is not anticipated that those conditions would be met on the Proposed Transaction. This is because the shares issued, and to be issued, by WGL will not be of a "corresponding description" to the existing shares in Wejo which are transferred.

21-23 Quay St, Manchester, M3 4AE. Registered in England and Wales. Registered No. 08813730. This email, including attachments, is private and confidential. If you have received this email in error, please notify the sender and delete it from your system. Emails are not secure and may contain viruses. No liability can be accepted for viruses that might be transferred by this email or any attachment, and any non-business content included in this email is the private opinion of the author.

Forward-Looking Statements.

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.'s ("Virtuoso") and Wejo Limited's, a private limited company incorporated under the laws of England and Wales with company number 08813730 ("Wejo") actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso's and Wejo's expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

wejo Ltd. Part of the wejo Group

Registered office address: ABC Building, 21-23 Quay St, Manchester, M3 4AE

t. 0800 234 3065 ½e. info@wejo.com ½Company Number: 08813730

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso's and Wejo's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the "Merger Agreement"); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the "Company") and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo's business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company's common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso's most recent filings with the SEC and will be contained on Form S-4 (the "Form S-4") including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by the Company with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of Virtuoso's common stock in connection with Virtuoso's solicitation for proxies for the vote by Virtuoso's stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso's final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso's officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso's stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC's website at www.sec.gov,or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents, once available, can also be obtained, without charge, at the SEC's web site (http://www.sec.gov).

wejo Ltd. Part of the wejo Group

Registered office address: ABC Building, 21-23 Quay St, Manchester, M3 4AE

t. 0800 234 3065 ½e. info@wejo.com ½Company Number: 08813730

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso's stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso's directors and executive officers in Virtuoso's final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso's stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso's and Wejo's participants in the solicitation, which may, in some cases, be different than those of Virtuoso's and Wejo's equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

wejo Ltd. Part of the wejo Group

Registered office address: ABC Building, 21-23 Quay St, Manchester, M3 4AE

t. 0800 234 3065 ½e. info@wejo.com ½Company Number: 08813730